EXHIBIT 12.1

Boyd Gaming Corporation

Computation of Ratio of Earnings to Fixed Charges

($ in thousands, except for ratios)

(unaudited)

	Three Months Ended March 31,				Year Ended December 31,
	2004		2003		2003		2002		2001		2000		1999
Earnings Calculation:
Income before provision for income taxes and cumulative effect of a change in accounting principle and before operating and non-operating results from Borgata	$24,775		$30,528		$76,011		$85,460		$42,852		$103,601		$68,894
Add:
Interest expense	17,842		18,612		74,549		72,904		75,374		79,303		69,230
Interest component of rent expense	684		694		2,842		2,670		2,262		1,767		1,470
Amortization of capitalized interest	234		—		468		—		—		—		—

Earnings available for fixed charges	$43,535		$49,834		$153,870		$161,034		$120,488		$184,671		$139,594

Fixed charges:
Interest expense	$17,842		$18,612		$74,549		$72,904		$75,374		$79,303		$69,230
Capitalized interest	414		4,419		9,168		17,673		18,009		6,253		1,786
Interest component of rent expense	684		694		2,842		2,670		2,262		1,767		1,470

Total fixed charges	$18,940		$23,725		$86,559		$93,247		$95,645		$87,323		$72,486

Ratio of earnings to fixed charges	2.3	x	2.1	x	1.8	x	1.7	x	1.3	x	2.1	x	1.9	x